 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 05, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on March 05, 2024, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the first tranche of the 2024 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the first tranche of the 2024 programme was announced: 7 February 2024. The duration of the first tranche of the 2024 programme: 8 February to no later than 5 April 2024.

Further information on the tranche can be found in the stock market announcement on its commencement dated 7 February 2024, available here: https://newsweb.oslobors.no/search?issuer=1309

From 26 February to 1 March 2024, Equinor ASA has purchased a total of 2,420,000 own shares at an average price of NOK 262.6926 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)

26 February	OSE	419,728	261.8429	109,902,785.10
	CEUX	40,877	261.6148	10,694,027.95
	TQEX	19,395	261.4851	5,071,503.95
27 February	OSE	398,627	261.0804	104,073,709.45
	CEUX	74,562	262.0905	19,541,993.00
	TQEX	21,811	261.6515	5,706,880.60
28 February	OSE	367,262	262.1854	96,290,737.25
	CEUX	87,234	262.7895	22,924,182.30
	TQEX	30,504	263.7788	8,046,309.25
29 February	OSE	343,156	261.7843	89,832,861.90
	CEUX	106,080	262.0015	27,793,115.60
	TQEX	25,764	261.9469	6,748,799.30
1 March	OSE	386,601	266.1089	102,877,985.55
	CEUX	76,581	266.4218	20,402,848.50
	TQEX	21,818	266.2201	5,808,390.50

Total for the period	OSE	1,915,374	262.6005	502,978,079.25
	CEUX	385,334	263.0346	101,356,167.35
	TQEX	119,292	263.0678	31,381,883.60

Previously disclosed buy-backs under the first tranche of the 2024 programme	OSE	5,619,780	270.5704	1,520,546,255.00
	CEUX	378,557	269.7467	102,114,483.00
	TQEX	81,663	269.9881	22,048,039.10
	Total	6,080,000	270.5113	1,644,708,777.10

Total buy-backs under first tranche of the 2024 programme (accumulated)	OSE	7,535,154	268.5445	2,023,524,334.25
	CEUX	763,891	266.3608	203,470,650.35
	TQEX	200,955	265.8800	53,429,922.70
	Total	8,500,000	268.2853	2,280,424,907.30

Following the completion of the above transactions, Equinor ASA owns a total of 69,059,407 own shares, corresponding to 2.30% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 62,535,193 own shares, corresponding to 2.08% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: March 05, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer